Amendment No. 1 dated September 28, 2017 to the Pricing Supplement dated July 18, 2016 to the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016

iPath® MSCI India Index ETN

This amendment No. 1 (the “Amendment”) amends and supplements the original pricing supplement dated July 18, 2016 (the “Pricing Supplement”) for the iPath® MSCI India Index ETN (the “Securities”). The terms of the Securities are as described in the Pricing Supplement, including the specific amendments described below.

Early Redemption:  Subject to the redemption procedures described in the Pricing Supplement (other than as hereby amended), you may redeem your Securities on any redemption date during the term of the Securities. If you redeem your Securities, you will receive a cash payment in an amount equal to the daily redemption value, which is (1) the principal amount of your Securities times (2) the index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date minus (4) the redemption charge.  As of the date of this Amendment, we will waive the minimum redemption amount so that you may exercise your right to redeem your ETNs on the redemption date corresponding to each such valuation date with no minimum amount. Our waiver of the minimum redemption amount will be available to any and all holders of the ETNs on such redemption dates and will remain in effect until such time as we announce otherwise. We may, at any time and in our sole discretion, make further modifications to the minimum redemption amount, including, among others, to reinstate the minimum redemption amount of 50,000 ETNs for all redemption dates after such further modification. Any such modification will be applied on a consistent basis for all holders of the ETNs at the time such modification becomes effective.

As a result of this modification, the Pricing Supplement is hereby amended to reflect the waiver of the minimum redemption amount.

You may lose some or all of your principal if you invest in the ETNs.  Any payment on the ETNs at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party.  See “Risk Factors” beginning on page PS-10 of the Pricing Supplement for risks relating to an investment in the ETNs.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this amendment No. 1 to the Pricing Supplement or the Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The agent for the offering, Barclays Capital Inc., is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121, of the Financial Industry Regulatory Authority.  Consequently, this offering is being conducted in compliance with the provisions of Rule 5121 (or any successor rule thereto).  For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Amendment No. 1 dated September 28, 2017, amending

Pricing Supplement dated July 18, 2016

We describe the ETNs in the original pricing supplement (as amended by amendment No. 1), prospectus supplement and prospectus filed with the Securities and Exchange Commission, or SEC. You may access amendment No. 1, the original pricing supplement and the related prospectus supplement and prospectus on the SEC website:

•                  Original pricing supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133052/a16-13981_33424b2.htm

•                  Prospectus supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Prospectus dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

Terms used herein by not defined have the meanings given to such terms in the Pricing Supplement.